Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 7 DATED SEPTEMBER 29, 2017
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend.

Declaration of Dividend

On September 28, 2017, the Manager of the Company declared a daily distribution of $0.0027397260 per share (the “Q4 2017 Daily Distribution Amount”) (which equates to approximately 10.0% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on October 1, 2017 and ending on December 31, 2017 (the “Q4 2017 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the Q4 2017 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.